Exhibit 99.2

Wells Fargo Bank, National Association 9062 Old Annapolis Rd. Columbia, Maryland 21045

Date:	December 20, 2013

To:	Recipients of the 2012 Core Platform Assessment & 2012 Core Platform Attestation Provided by the Corporate Trust Division of Wells Fargo

Re:	Notice Regarding Wells Fargo Core Platform Regulation AB 2012 Compliance Reports

The Corporate Trust Services Division of Wells Fargo Bank, N.A. (such Division is referred to in this letter as, “Wells Fargo”) writes this letter to notify you that Wells Fargo has issued a revised assessment of compliance and attestation for the Core Platform relating to the year ended December 31, 2012.

Reference is made to (i) the assessment of compliance with applicable servicing criteria prepared by Wells Fargo as of and for the year ended December 31, 2012 and relating to the Core Platform (defined below) (the “2012 Core Platform Assessment”), which reported certain material instances of noncompliance, (ii) the attestation report of KPMG LLP (“KPMG”), the independent registered public accounting firm engaged by Wells Fargo to issue such attestation in connection with the 2012 Core Platform Assessment (the “2012 Core Platform Attestation”), (iii) the platform established and maintained by Wells Fargo and defined on the 2012 Core Platform Assessment, consisting of publicly-issued and certain privately-issued residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and other asset-backed securities (“ABS”) transactions for which Wells Fargo provides master servicing, trustee, securities administration and/or paying agent services (the “Core Platform”), and (iv) the list of individual transactions constituting the Core Platform (the “Transaction Listing”) maintained by Wells Fargo.  For purposes of this notice, “Applicable Servicing Criteria” means the servicing criteria set forth in the Securities and Exchange Commission’s Regulation AB, Item 1122(d) that Wells Fargo has identified on the 2012 Core Platform Assessment as the “Applicable Servicing Criteria” for the Core Platform.

The Transaction Listing was attached to a management representation letter and assertion issued by Wells Fargo each year to KPMG in connection with defining the Core Platform.

Background

Wells Fargo has determined that, due to an administrative error, it inadvertently omitted certain RMBS, CMBS and ABS transactions from the Transaction Listing.  For the 2012 reporting year, there were a total of 265 RMBS, CMBS and ABS transactions omitted from the Transaction Listing.  Of the 265 omitted transactions, there were a total of 239 RMBS, 20 CMBS, and 6 ABS transactions omitted from the Transaction Listing.  For the 2012 reporting year, the total number of transactions on the Transaction Listing should have been 2755, which amount includes the omitted 265 transactions.  Regarding the 239 omitted RMBS transactions, all but 16 RMBS transactions were issued prior to January 1, 2006, the date Regulation AB was adopted.  Regarding the 20 omitted CMBS transactions, 15 transactions were issued prior to January 1, 2006.  Regarding the 6 omitted ABS transactions, all 6 transactions were issued prior to January 1, 2006.  The 265 omitted transactions have been identified on Appendix A to the revised assessment discussed below and included with this notice.  The omission of many of the 265 transactions from the Transaction Listing started in the year the transaction closed and has continued through 2012.  Based on its Core Platform description, Wells Fargo should have included these 265 transactions on the Transaction Listing.

Because of the omission of the 265 transactions from the Transaction Listing, such transactions were not part of the population of transactions subject to testing performed in connection with the 2012 Core Platform Attestation.  Aside from the omission itself of certain transactions from the Transaction Listing, management of Wells Fargo does not believe that the omission of the 265 transactions from the Transaction Listing affected the accuracy of its 2012 Core Platform Assessment including management’s assertion therein that for the 2012 reporting period Wells Fargo complied in all material respects with the Applicable Servicing Criteria, except for the material noncompliance described in Schedule A and B to the 2012 Core Platform Assessment.

Issuance of Revised Reg AB Compliance Reports

Because of the above findings, Wells Fargo has determined that both the 2012 Core Platform Assessment and 2012 Core Platform Attestation were issued in error and thus the recipients of such reports should no longer rely upon such previously issued reports of Wells Fargo and KPMG.

As a result, Wells Fargo has enclosed with this notification a revised assessment of compliance with Applicable Servicing Criteria for the Core Platform, including the previously omitted transactions, as of and for the year ended December 31, 2012.  Also enclosed is KPMG’s compliance attestation report on Wells Fargo’s compliance with Applicable Servicing Criteria for the Core Platform.

While none of the 265 omitted transactions are currently subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “34’ Act”), Wells Fargo understands that the issuance of a revised 2012 assessment and attestation for the Core Platform presents disclosure ramifications for other non-omitted transactions that are currently subject to the reporting requirements of the 34’ Act.  Wells Fargo also understands that its omission of transactions from the Transaction Listing in prior years may raise disclosure questions as well. Wells Fargo would like to discuss these ramifications and questions as soon as possible with the issuer/registrant and its counsel and help develop an appropriate disclosure plan.  In addition, Wells Fargo will be available to participate in any calls needed to discuss the issue with the SEC Staff.

Wells Fargo is taking steps to ensure that there are no more omissions from any future Transaction Listing and will adopt such additional measures as necessary to prevent any such future omissions including among other things reorganizing and/or re-training personnel and instituting enhanced controls over the process related to the maintenance of the Transaction Listing.

If you have any questions about this notification, please do not hesitate to contact Carol Tracey at 321.632.9533; carol.j.tracey@wellsfargo.com.

WELLS FARGO BANK, N.A.